UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

X

Form 40-F

________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

____

No      X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

June 27, 2005

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP ANNOUNCES START OF PRINCIPAL PHOTOGRAPHY OF "THE VETERAN"

TORONTO, ONT. – Peace Arch Entertainment Group Inc. (AMEX and TSX: “PAE”) today announced the start of principal photography of the new feature film, THE VETERAN, on June 26, 2005. The film stars Ally Sheedy (HIGH ART, ST. ELMO’S FIRE), Michael Ironside (THE PERFECT STORM, STARSHIP TROOPERS) and Bobby Hosea (GOING BACK, ALL ABOUT YOU).  Sidney J. Furie (IRON EAGLE, LADY SINGS THE BLUES, THE IPCRESS FILE) is directing and Curtis J. Petersen is producing.  Peace Arch owns worldwide distribution rights.

A dramatic thriller, THE VETERAN reunites two Vietnam War veterans in modern-day Saigon.  Ray (Hosea), now a preacher with political aspirations, has come back to Vietnam to settle some old business.  When he finds an armed man waiting in his hotel room, he realizes that the desperate stranger is Doc (Ironside), a soldier from his platoon captured by the enemy and long considered dead.  As a tense game of cat and mouse unfolds, Sara (Sheedy), a private citizen hired to search for missing POWs, spies on Ray and Doc with the help of American officials, hoping to find clues to other missing POWs and MIAs.  The mystery builds as Ray and Doc’s war experiences are revealed in action-packed flashbacks. But nothing is as it seems, and as the story reaches its climax, we realize that once again, only one of them will be going home.

Peace Arch Entertainment Group Inc. (www.peacearch.com) develops, produces, acquires and licenses feature films and television programming to theatrical, home video and television distributors throughout the world.  In addition to its own independent feature projects, Peace Arch is in the midst of a long-term co-production agreement with Showtime that is expected to result in as many as 15 films over the coming years, beginning with the critically acclaimed film, OUR FATHERS.  Peace Arch's subsidiary, The Eyes Project Development Corp., recently won six Leo Awards for programming excellence for its programs “Love it or Lose it” and “Prisoners of Age.”

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 27, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.